

Mail Stop 4628

March 10, 2016

<u>Via E-Mail</u>
David Joe
Chief Financial Officer and Senior Vice President
Evolution Petroleum Corporation
2500 City West Blvd., Suite 1300
Houston, Texas 77042

     Re: **Evolution Petroleum Corporation**
                Form 10-K for the Fiscal Year ended June 30, 2015
                Filed September 11, 2015
                File No. 1-32942

Dear Mr. Joe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2015

Business, page 1

Delhi Field-Louisiana, page 1

1.   Please expand your discussion to clarify the categories for reserves (e.g. proved, probable and possible) disclosed as of June 30, 2015 related to the southwestern side of the Delhi Field where the operator has suspended CO2 injection. As part of your expanded discussion, please relate the flood type (e.g. water flood, water flood aided by surfactants or resumption of the CO2 flood) for each category of reserve and explain the assumed timing for the reserve forecasts used in the preparation of the cash flows and estimated net present value(s) discounted at 10% ("PV-10") provided elsewhere on page 2.

2.   Please expand your discussion to clarify the categories for reserves (e.g. proved, probable, and possible) disclosed as of June 30, 2015 related to the resumption of CO2 flood expansion in the undeveloped eastern part of the Delhi Field. As part of your expanded discussion, please explain the assumed timing for the reserve forecasts used in the preparation of the cash flows and estimated net present value(s) discounted at 10% ("PV-10") provided elsewhere on page 2.

Properties, page 15

Estimated Oil and Natural Gas Reserves and Estimated Future Net Revenues, page 15

Summary of Oil & Gas Reserves for Fiscal Year Ended 2015, page 16

3.   Please expand your disclosure to indicate, if true, that DeGolyer and MacNaughton prepared the estimates of possible reserves as of June 30, 2015.

4.   Please expand the disclosure relating to a reconciliation of changes in reserves provided on page 17, oil and gas reserves and PV-10 for the Delhi Field on page 26, and remaining estimated capital expenditures expressed as dollars per Boe on page 27 to explain why information is not provided related to your possible reserves.

Proved Undeveloped Reserves, page 18

5.   Please expand the disclosure relating to your proved undeveloped reserves as of June 30, 2015 to clarify the extent that proved undeveloped reserves were converted to developed reserves during the year. Refer to the disclosure requirements pursuant to Item 1203(b) of Regulation S-K.

6.   Please expand the disclosure relating to your proved undeveloped reserves as of June 30, 2015 to discuss the investments, including the capital expenditures incurred, made during the year to progress the conversion of proved undeveloped reserves to developed reserves. Refer to the disclosure requirements pursuant to Item 1203(c) of Regulation S-K.

Acreage Data, page 20

7.   Please explain to us why you have reclassified the acreage attributable to the Delhi Field previously disclosed as undeveloped in Form 10-K for the fiscal year ending June 30, 2014 to developed acreage. Refer to the definition of undeveloped acreage under Item 1208(c)(4) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources